May 30, 2025

Phillip Ahn
Chief Financial Officer and Chief Operating Officer
B. Riley Financial, Inc.
11100 Santa Monica Blvd., Suite 800
Los Angeles, CA 90025

       Re: B. Riley Financial, Inc.
           Form 10-K for December 31, 2023
           File No. 001-37503
Dear Phillip Ahn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance